

February 12, 2013

Via E-mail
Mr. Barton Hedges
Chief Executive Officer
Greenlight Capital Re, Ltd.
65 Market Street, Suite 1207, Camana Bay
P.O. Box 31110
Grand Cayman, KYI-1205
Cayman Islands

> **Re:** **Greenlight Capital Re, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed October 31, 2012**
> **File No. 001-33493**

Dear Mr. Hedges:

We have reviewed your January 9, 2013 response to our December 21, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Investment Income, page 43

1. Please refer to prior comment two. Please provide us proposed disclosure to be included in future periodic reports that describes the factors underlying your inability to quantify the risks and uncertainties relating to your short sales and how you manage these risks to minimize an adverse impact on your future results of operations and financial position.

Notes to Consolidated Financial Statements
9. Share Capital, page F-21

2. Please refer to prior comment five. As originally requested, please provide us proposed disclosure to be included in future periodic reports that quantifies the amount of consolidated retained earnings that is restricted or free of restriction for payment of dividends to Greenlight Capital Re, Ltd's shareholders. Refer to Rule 4-08(e) (1) of Regulation S-X. Also, revise your proposed disclosure to quantify the amount of GRIL's capital and surplus that can be distributed as dividends to Greenlight Capital Re, Ltd.

Form 10-Q for the Quarterly Period Ended September 30, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 38

3. Please refer to prior comment seven. We acknowledge the information in your response. Please provide us this information as proposed disclosure to be included in future periodic reports.
    - Describe how "float" is calculated and quantify the amount of "float" for each period presented. Separately disclose the amount of claim payments versus premiums collected included in "float."
    - Describe and quantify the factors underlying changes in your "float" for each period presented, particularly those factors that create volatility from period to period. For example, quantify the excess of claim settlements for maturing older underwriting contracts over associated "float" for each period presented.
    - Describe and quantify the reasonably likely trend in your future "float" and the related impact on your future net cash provided by (used in) operating activities.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant